Exhibit 99.2

Shareholders’ Quarterly Report

* * *

Nine Months Ended
September 30, 2002

Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Extendicare Inc. and notes thereto, together with the Management’s Discussion and Analysis and audited consolidated financial statements and notes found in Extendicare Inc.’s 2001 annual report.

The consolidated financial results include those of Extendicare Inc. and its subsidiaries. Unless the context indicates otherwise, a reference to “Extendicare” or the “Company” means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products.

In the United States, the Company’s wholly owned subsidiary, Extendicare Health Services, Inc. (EHSI) operates long-term care facilities and assisted living and retirement facilities in 15 states. EHSI provides inpatient routine nursing care and medical specialty services on an inpatient and outpatient basis.

In Canada, the Company’s wholly owned subsidiary, Extendicare (Canada) Inc. (ECI), operates nursing and retirement centres in five provinces. It is a major provider of home health care in Canada through its ParaMed Home Health Care division.

Extendicare, through its subsidiaries, operates 262 facilities (December 31, 2001 – 261) with capacity to care for 26,825 residents (December 31, 2001 – 26,339). Page 15 details the facilities and resident capacity by area.

Significant Events of 2002

Medicare

Prior to October 1, 2002, the incremental Medicare relief packages received from the Balanced Budget Refinement Act and the Benefits Improvement and Protection Act provided a total of US$2.7 billion in temporary Medicare funding enhancements to the long-term care industry. These funding enhancements fall into two categories: (i) “Legislative Add-ons”, which included a 16.66% add-on to the nursing component of the Resource Utilization Groupings III (RUGs) rate and a 4% base adjustment; and (ii) “RUGs Refinements”, which included the initial 20% add-on for 15 RUGs categories, and subsequent redistribution of the 20% add-on from three RUGs categories to 14 rehabilitation categories at 6.7%.

The Legislative Add-ons expired on September 30, 2002 and EHSI’s Medicare funding has been reduced pending additional legislation. Based upon the Medicare case mix and patient days over the nine month period ended September 30, 2002, EHSI estimates that it received an average rate of US$31.22 per patient day related to the Legislative Add-ons. However, on October 1, 2002, long-term care providers received a 2.6% market basket increase in Medicare rates. Based upon the Medicare case mix and patient days for the first nine months of 2002, the impact of these two items is a net decline in the average rate of US$26.47 per patient day, which on an annualized basis going forward amounts to approximately $25.2 million (US$16.1 million).

Extensive discussions and negotiations are underway within the U.S. House of Representatives and Senate regarding the Legislative Add-ons. It is not possible to predict the outcome of these deliberations. A decision not to restore all or part of the enhancements could have a significant adverse effect on the Company.

With respect to the RUGs Refinements, on April 23, 2002 the Centers for Medicare and Medicaid Services announced its intention to delay the refinement of the RUGs categories, thereby extending the related funding enhancements for at least one additional year to September 30, 2003. Based upon the Medicare case mix and patient days over the nine month period ended September 30, 2002, EHSI estimates that it received an average rate of US$24.59 per patient day, which on an annualized basis amounts to approximately $23.3 million (US$14.9 million), related to the RUGs Refinements. A decision to discontinue all or part of the enhancements could have a significant adverse effect on the Company.

Ontario Long-term Care Funding

On July 31, 2002, the Government of Ontario announced a funding increase of $100 million to enhance the delivery of nursing and personal care services. Effective August 1, 2002, Ontario long-term care providers received a funding increase of $7.20 per resident per day, based on a case mix index of 100. The increase included $6.33 of flow-through funding for enhanced resident care through additional nursing staff and other measures. Accordingly, while this portion of the funding has increased ECI’s revenues, it has not affected earnings levels. The remaining increase of $0.87 will improve earnings to the extent that it is not offset by increased nursing home operating costs. Based on ECI’s current 1.6 million resident days per year in Ontario, the increase represents additional revenue of about $11.5 million annually, including approximately $10 million for incremental nursing staff and related costs.

Issuance of Senior Notes

On June 28, 2002, EHSI completed a private placement of US$150 million of its 9.5% Senior Notes due July 1, 2010 (the “Senior Notes”) in accordance with Rule 144A and Regulation S of the United States Securities Act of 1933. The Senior Notes are guaranteed by all existing and future subsidiaries of EHSI. The Senior Notes were issued at a discount of 0.25% from par to yield 9.54%.

EHSI used the proceeds of $235.6 million (US$149.6 million) to pay $11.2 million (US$7.1 million) of related fees and expense, retire $210.7 million of debt (US$133.8 million, consisting of US$127.5 million outstanding under its previous credit facility and US$6.3 million of other debt), and for general corporate purposes. Also on June 28, 2002, EHSI entered into an interest rate swap agreement and an interest rate cap agreement as described in Note 6 of the unaudited interim consolidated financial statements.

EHSI had hedged a portion of its previous variable-rate long-term debt through an interest rate swap with a notional amount of US$25 million maturing in February 2003. Upon refinancing of the debt, EHSI terminated this swap with a cash payment of $1.0 million (US$0.6 million). This amount and other deferred financing costs related to the previous credit facility, totalling $4.5 million, were written off in June 2002 and reported on the income statement as ‘loss from asset disposals and other items’. The after-tax amount of this item was $2.7 million, or $0.04 per share.

Concurrent with the sale of the Senior Notes, EHSI established a new, five-year US$105 million senior secured revolving credit facility (the “Credit Facility”) that is used to support letters of credit and for general corporate purposes. Borrowings under the Credit Facility bear interest, at EHSI’s option, at the Eurodollar rate or the prime rate, plus applicable margins, depending upon EHSI’s leverage ratio.

Other

EHSI exercised its right to acquire seven nursing homes for US$17.9 million in a transaction that closed on October 18, 2002. The homes are located in Ohio and Indiana and have 902 licensed beds. EHSI had operated the facilities since 1980 under a lease agreement. The purchase price included cash of US$7.4 million and a US$10.5 million, 10-year note, which bears an interim interest rate of 10.5% that is subject to arbitration.

On May 31, 2002, Tandem Health Care, Inc. exercised its option to purchase seven properties that it leased from EHSI in Florida for gross proceeds of US$28.6 million, consisting of cash of US$15.6 million and US$13.0 million, 8.5%, five-year notes. EHSI’s carrying value of the seven facilities was $38.4 million (US$25.3 million). At the time of this transaction EHSI reviewed the levels of its overall reserves for losses related to its Florida operations, which reserves were initially established when EHSI decided to exit Florida. EHSI concluded, based on the facts known to it, that it should increase the overall reserve for Florida divestitures for defined claims and expenses in an amount equal to the excess of the gross sale proceeds over the adjusted carrying value of the assets sold to Tandem in order to cover these claims. Consequently, EHSI did not recognize any income to its statement of operations as a result of this transaction. EHSI applied US$12.4 million of the net proceeds to reduce its bank debt.

At September 30, 2002, EHSI was attempting to settle a number of outstanding Medicare and Medicaid receivables. Normally such issues are resolved during an annual audit process and no provisions are required. However, where differences exist between EHSI and the fiscal intermediary, EHSI may record a general provision. For two specific Medicare issues, totalling an estimated $35.1 million (US$22.1 million), EHSI and the fiscal intermediary are working to resolve the issues, however, failure to resolve such matters will result in the issues being settled by proceeding to the Provider Reimbursement Review Board in the first quarter of 2003. The two issues involve the allocation of overhead costs and a staffing cost issue. Though EHSI remains confident that it will successfully settle the issues, an unsuccessful conclusion could impair the Company’s earnings and anticipated cash flow. As of September 30, 2002, the Company had $98.7 million (US$62.2 million) of gross Medicare and Medicaid settlement receivables with a related allowance for doubtful accounts of $24.5 million (US$15.4 million). The net amount receivable represents the Company’s estimate of the amount collectible on Medicare and Medicaid prior period cost reports.

In connection with its agreement to provide pharmacy services to EHSI, Omnicare, Inc. has requested arbitration for a lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled.

In November 2002, as a result of continuing unfavourable business conditions, management approved a plan to leave the British Columbia home health care market by winding down its ParaMed B.C. business through the transfer of existing contracts to either the Regional Health Authorities or other third parties by March 31, 2003. ParaMed Home Health Care Services operates five offices in B.C. In the nine months ended September 30, 2002, these operations provided 575,000 hours of service, generated revenue of $20.1 million and contributed approximately $0.2 million to net income on an after-tax basis, excluding an allocation of corporate head office costs. For the comparative nine months ended September 30, 2001, ParaMed’s B.C. operations provided 667,000 hours of service, generated revenue of $19.5 million and contributed approximately $0.4 million to net income on an after-tax basis, excluding an allocation of corporate head office costs. At the EBITDA level (earnings before interest, taxes, depreciation, amortization and loss from asset disposals and other items) ParaMed’s B.C. operations contributed $0.4 million and $0.7 million, excluding an allocation of corporate head office costs, in the nine months ended September 30, 2002 and 2001, respectively. The Company anticipates that funding levels and service hours will continue to erode. Depending on whether existing contracts are successfully transferred, the Company could incur costs to wind down operations of approximately $1.4 million, consisting primarily of labour related expenses and operating lease penalties.

On August 28, 2002, Crown Life Insurance Company paid a cash dividend of $18.75 per common share, representing $20.9 million to Extendicare. In March 2002, the Company received a cash dividend from Crown Life of $1.1 million.

2002 Third Quarter Compared to 2001 Third Quarter

Net earnings were $7.9 million ($0.11 per share) in the 2002 third quarter compared to a loss of $33.8 million ($0.47 loss per share) in the 2001 third quarter. Pre-tax earnings from health care operations improved by $57.9 million to $10.1 million from a loss of $47.8 million in the prior year quarter.

Revenue from ongoing operations grew 7.6% to $443.1 million in the third quarter of 2002 from $411.9 million in the same period last year. The 2001 third quarter results included revenue of $20.8 million from assets that are no longer operated by Extendicare.

Revenue from United States nursing and assisted living operations increased by $7.6 million to $313.1 million. Revenue from same-facility operations improved by $26.9 million and was partially offset by a $19.3 million decline related to operations ceased during 2001. Improvements in same-facility revenue resulted from several factors, including higher patient census and increased rates. The change in the U.S. foreign exchange rate on translation of United States operations added $3.6 million to the period-over-period variance.

The average exchange rates used to translate the results of the United States operations to Canadian dollars were: 1.5626 for the 2002 third quarter and 1.5451 for the 2001 third quarter.

U.S. same-facility nursing home occupancy increased to 90.8% from the 2001 third quarter level of 88.1%. In particular, Medicare census improved to 13.3% of total nursing census in the third quarter of 2002 from 11.3% in the prior year quarter.

On a same-facility basis for U.S. nursing home operations, the Company’s average daily Medicare rate rose to US$338 during the 2002 quarter from US$332 in the 2001 quarter. The average daily Medicaid rate increased to US$126 from US$121.

Revenue from Canadian nursing centre operations improved 14.6% to $80.2 million due to funding improvements and newly operational Ontario beds. New Ontario homes contributed approximately $6.0 million to the quarter-over-quarter increase in revenue.

Canadian home health revenue declined by $6.4 million. Disposal of the rehabilitative therapy operations in 2001 resulted in lost revenue of $1.5 million. ParaMed experienced a $4.9 million drop in revenue due to a decline in hours of service, which fell 20.3% in the 2002 third quarter to 1.33 million from 1.66 million in the prior year quarter. ParaMed’s volumes have declined in Ontario and to a lesser extent B.C. Ninety-four percent of the drop in hours occurred in Ontario, ParaMed’s largest market, as a result of budget constraints at the Community Care Access Agencies that contract for the services. However, management believes that this situation has stabilized. Moreover, during the third quarter of 2002, 80.7% of ParaMed’s hours provided were in Ontario and 14.2% in British Columbia. In B.C., ParaMed’s hours of service declined by 11,500 hours, or 5.8%, as some of the Regional Health Authorities chose to deliver home health care services themselves. In addition, funding has lagged behind rising operating costs, making it uneconomical to take on new contracts. As a result of the continuing unfavourable home health care climate in B.C., management has approved a plan to exit that market by the end of March 2003.

Lower revenue from Extendicare’s captive insurance company, as a result of a discontinued insurance contract and lower investment income, produced a $1.4 million decline in other revenue to $10.2 million for the quarter.

Earnings before interest, taxes, depreciation, amortization and loss from asset disposals and other items, (EBITDA) rose 83.9% to $43.0 million in the 2002 third quarter from $23.4 million in the 2001 third quarter, primarily as a result of improvements from the U.S. operations. EBITDA as a percent of revenue increased 430 basis points to 9.7% from last year’s third quarter.

EBITDA from U.S. operations improved by $19.2 million quarter over quarter. The accrual for resident care liability costs charged to operating expense declined by $16.6 million to $4.0 million in the 2002 third quarter, as a result of ceasing operations in the Texas nursing home market. The remaining $2.6 million improvement was mainly due to higher census.

EBITDA from Canadian operations rose by $0.4 million, with $1.1 million of improvements due to new Ontario nursing homes and funding enhancements, partially offset by a decline in home health care operations of $0.4 million resulting from reduced hours of service and a $0.3 million reduction due to the 2001 sale of the rehabilitative therapy operations.

Depreciation, amortization and interest costs declined by $0.4 million in the 2002 third quarter from the prior year quarter. The cessation of goodwill amortization upon adoption of a new policy of the Canadian Institute of Chartered Accounts (CICA) resulted in a $1.0 million reduction in amortization costs. This was partially offset by higher depreciation on capital asset additions.

Nine Months ended September 30, 2002 Compared to Nine Months ended September 30, 2001

Net earnings were $15.9 million ($0.22 per share) in the nine months ended September 30, 2002 compared to a loss of $43.3 million ($0.61 loss per share) in the same 2001 period. Pre-tax earnings from health care operations improved by $88.2 million to $20.1 million from a loss of $68.1 million in the prior year period.

Revenue from ongoing operations rose $91.6 million, or 7.5%, to $1,304.9 million in the nine months ended September 30, 2002 from $1,213.3 million in the same period last year. The 2001 results included revenue of $59.2 million from assets no longer operated by Extendicare.

Revenue from United States nursing and assisted living operations increased by $31.2 million to $920.7 million. Revenue from same-facility operations improved by $86.0 million and was partially offset by a $54.8 million decline related to operations ceased during 2001. Improvements in same-facility revenue resulted from several factors, including higher rates and increased patient census. The change in the U.S. foreign exchange rate on translation of United States operations added $12.1 million to the period-over-period variance.

The average exchange rates for the nine months used to translate the results of the United States operations to Canadian dollars were 1.5705 for the 2002 period and 1.5380 for the 2001 period.

U.S. same-facility nursing home occupancy increased to 90.0% from the nine months ended September 30, 2001 level of 87.7%. In particular, Medicare census improved to 13.1% of total nursing census in the nine months ended September 30, 2002 from 11.5% in the prior year period.

On a same-facility basis for U.S. nursing home operations, the Company’s average daily Medicare rate rose to US$337 during the 2002 period from US$329 in the nine months ended September 30, 2001. The average daily Medicaid rate increased to US$126 from US$120.

Revenue from Canadian nursing centre operations improved 14.3% to $232.4 million due to funding improvements and newly operational Ontario beds. New Ontario homes contributed approximately $16.0 million to the period-over-period increase.

Canadian home health revenue declined by $23.0 million. Disposal of the rehabilitative therapy operations in 2001 resulted in lost revenue of $4.4 million. ParaMed experienced an $18.6 million drop in revenue due to a decline in hours of service, which fell 23.6% to 4.09 million in the nine months ended September 30, 2002 from 5.36 million in the prior year period. ParaMed’s volumes have decreased in Ontario, its largest market, and to a lesser extent in B.C. Ninety-one percent of the drop in hours occurred in Ontario, as a result of budget constraints at the Community Care Access Agencies that contract for the services. Management believes that this situation has stabilized. In B.C., ParaMed’s hours of services declined by 93,000 to 575,000, as some of the Regional Health Authorities chose to deliver the services themselves. In addition, funding has not kept up with rising operating costs, making it uneconomical to take on new contracts. As a result of the continuing unfavourable home health care climate in B.C., management has approved a plan to exit that market by the end of March 2003.

Lower revenue from Extendicare’s captive insurance company, as a result of a discontinued insurance contract and lower investment income, accounted for the $5.7 million decline in other revenue to $30.5 million for the period.

EBITDA rose 44.7% to $122.3 million in the nine months ended September 30, 2002 from $84.5 million in the same period last year, primarily as a result of improvements in the U.S. operations. EBITDA as a percent of revenue increased 280 basis points to 9.4% from the prior year period.

EBITDA from U.S. operations improved by $36.7 million period over period. The accrual for resident care liability costs charged to operating expense declined by $21.5 million to $12.6 million in the nine months ended September 30, 2002, as a result of ceasing operations in the Texas nursing home market. The remaining $15.2 million improvement was mainly due to higher census.

EBITDA from Canadian operations rose $1.1 million, with $5.0 million of improvements in nursing home operations, due to new Ontario nursing homes and funding enhancements, partially offset by a $2.8 million decline in home health care operations based on reduced hours of service and a $1.1 million reduction due to the 2001 sale of the rehabilitative therapy operations.

Depreciation, amortization and interest costs declined by $4.8 million in the nine months ended September 30, 2002 from the prior year period. The cessation of goodwill amortization upon adoption of a new policy of the CICA reduced costs by $3.0 million, with the remainder due to lower debt levels and interest rates.

Liquidity and Capital Resources

Long-term debt, including the portion due within one year, increased to $831.8 million at September 30, 2002 from $811.5 million at the beginning of the year, reflecting repayments of $233.4 million and debt issues totalling $256.2 million. In addition, the debt balance at the end of September 2002 declined from the opening balance by $2.5 million as a result of the change in the closing exchange rate on translation of U.S. operations. The closing rates used to translate U.S. operations were 1.5872 at September 30, 2002 and 1.5928 at December 31, 2001.

Long-term debt increased by $256.2 million consisting of the $235.6 million Senior Note issue as described on page 2, and $20.6 million of capital lease obligations in connection with the financing of new Ontario nursing homes. The repayment of $233.4 million of long-term debt included refinancing of $210.7 million of U.S. credit facilities with proceeds from the Senior Notes.

At September 30, 2002 the Company had cash and cash equivalents of $54.6 million, compared with $25.5 million at December 31, 2001.

Cash flow generated from operations before working capital changes was $66.1 million for the nine months ended September 30, 2002 compared to $47.6 million in the same period of 2001. Cash flow from operations included cash dividends from Crown Life Insurance Company of $22.0 million in 2002 and $22.6 million in 2001.

The net change in operating working capital (excluding cash and borrowings included in current liabilities) reflected a source of cash of $10.7 million in the nine months ended September 30, 2002 compared to $72.9 million in the prior year period. The 2002 results reflected a reduction in accounts receivable due to improved collections efforts, partially offset by an increase in prepaid expenses. In addition, accounts payable increased primarily due to the accrual of semi-annual interest costs payable December 15. The 2001 working capital change included an income tax refund of $34.5 million on U.S. operating losses, a reduction in accounts receivable due to both improved collections efforts and ceased operations, and an increase in accounts payable due to interest accruals.

Property and equipment capital expenditures, net of financing, reflected on the cash flow statement were $33.7 million in the nine months ended September 30, 2002 compared to $33.3 million in the prior year period. Growth capital expenditures were $5.5 million of the 2002 total compared to $9.7 million in the prior year period. These expenditures related to the construction of new Ontario nursing homes, and were net of financing for costs paid directly by Borealis Long-term Care Facilities Inc. under the capital lease arrangement of $20.6 million and $35.0 million, respectively.

At September 30, 2002, the Company’s accrual for self-insured general and professional liabilities was $144.6 million compared to $174.2 million at the beginning of the year. Claims payments, net of the current period provision, decreased the accrual by $28.7 million. The change in the United States exchange rate further reduced the balance by $0.9 million. Since January 1, 2001, EHSI no longer operates nursing and assisted living facilities in the State of Florida. EHSI exited the Texas nursing home market on October 1, 2001. The Company completed an interim independent actuarial review, based on September 30 data, which confirmed the adequacy of reserves and current accruals. Management believes the Company has provided sufficient reserves as of September 30, 2002 for estimated costs of self-insured liabilities.

Under the terms of its November 27, 2001 Normal Course Issuer Bid, the Company had purchased for cancellation, as at October 31, 2002, 1,671,200 Subordinate Voting and Multiple Voting Shares. This included 1,615,500 shares acquired during 2002 at an average cost per share of $4.82. This bid expires on November 26, 2002. Subject to regulatory approval, the Board of Directors of the Company intends to commence a Normal Course Issuer Bid on November 27, 2002, for just less than 10% of the public float of each of the Company’s Subordinate Voting Shares and Class II Preferred Shares, Series 1 (EXE.PR.E), and for just less than 5% of the outstanding Multiple Voting Shares.

Current cash flow levels, available bank credit facilities and long-term capital lease financing are sufficient to support ongoing operations and capital expenditures, service debt obligations and pay preferred share dividends. At September 30, 2002, EHSI had cash of US$29.7 available and US$65.1 million of availability under its revolver loan, and the Canadian operations had cash and available bank lines totalling $9.7 million. EHSI is in compliance with the financial covenants of its credit facility as of September 30, 2002.

Statements contained in this report that are not historical facts are forward-looking statements. Forward-looking statements can be identified because they generally contain the words “anticipate”, “believe”, “estimate”, “expect”, “objective”, “project”, or words of like import. Such forward-looking statements are necessarily estimates reflecting the best judgment of the party making such statements based upon current information and involve a number of risks and uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigations and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements.

EXTENDICARE INC.
Consolidated Statements of Earnings (Loss)
(unaudited)

	Three months ended		Nine months ended
(thousands of Canadian dollars except per share amounts)	September 30		September 30

	2002	2001	2002	2001

Revenue
Nursing and assisted living centres
United States	313,134	305,515	920,740	889,541
Canada	80,198	69,957	232,433	203,336
Outpatient therapy — U.S	3,892	3,643	11,911	11,183
Home health — Canada	35,688	42,064	109,331	132,325
Other	10,167	11,551	30,534	36,204

	443,079	432,730	1,304,949	1,272,589
Operating and administrative costs	393,733	402,346	1,163,888	1,166,994

Earnings before undernoted	49,346	30,384	141,061	105,595
Lease costs	6,366	7,010	18,740	21,083
Depreciation and amortization	17,021	17,177	51,393	52,560
Interest, net	15,876	16,083	46,306	49,981
Loss from asset disposals and other items	—	37,931	4,486	50,082

Earnings (loss) before income taxes	10,083	(47,817)	20,136	(68,111)

Income taxes
Current	1,495	1,680	5,363	2,601
Future (reduction)	2,561	(13,308)	4,288	(20,278)

	4,056	(11,628)	9,651	(17,677)

Net earnings (loss) from health care before minority interests	6,027	(36,189)	10,485	(50,434)
Minority interests	—	28	—	75

Net earnings (loss) from health care	6,027	(36,217)	10,485	(50,509)
Share of earnings of Crown Life	1,893	2,405	5,452	7,243

Net earnings (loss)	7,920	(33,812)	15,937	(43,266)

Basic and diluted earnings (loss) per share	0.11	(0.47)	0.22	(0.61)

EXTENDICARE INC.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Nine months ended
(thousands of Canadian dollars)	September 30		September 30

	2002	2001	2002	2001

Cash provided by operations
Net earnings (loss)	7,920	(33,812)	15,937	(43,266)
Adjustments for:
Depreciation and amortization	17,021	17,177	51,393	52,560
Provision for self-insured liabilities	4,049	47,640	12,599	61,072
Payments for self-insured liabilities	(11,100)	(13,708)	(41,299)	(43,179)
Future income taxes	2,561	(13,308)	4,288	(20,278)
Loss from asset disposals and other items	—	10,979	4,486	23,130
Dividends received, net of undistributed share of earnings of Crown Life	18,989	(2,405)	16,544	15,369
Other	36	1,840	2,201	2,226

	39,476	14,403	66,149	47,634
Net change in operating working capital, excluding cash
Accounts receivable	(7,901)	(6,096)	7,972	31,564
Inventories, supplies and prepaid expenses	882	351	(4,966)	(1,486)
Accounts payable and accrued liabilities	8,623	23,083	9,910	7,297
Income taxes	908	338	(2,212)	35,516

	41,988	32,079	76,853	120,525

Cash provided by (used in) investment activities
Property and equipment	(14,942)	(10,659)	(33,684)	(33,296)
Net proceeds from dispositions	—	—	19,680	10,573
Other assets	597	(855)	6,477	(479)

	(14,345)	(11,514)	(7,527)	(23,202)

Cash provided by (used in) financing activities
Issue of long-term debt	—	—	235,585	29,851
Repayment of long-term debt	(3,695)	(11,370)	(233,369)	(96,692)
Purchase of subsidiary public debt	—	(1,431)	—	(24,852)
Decrease (increase) in investments held for self-insured liabilities	(22,562)	46	(21,343)	23,998
Purchase of shares for cancellation	(5,715)	(871)	(7,386)	(9,167)
Financing costs	(1,087)	(312)	(12,429)	(2,556)
Other	(870)	(1,004)	(1,867)	(2,211)

	(33,929)	(14,942)	(40,809)	(81,629)

Foreign exchange gain on cash held in foreign currency	2,237	90	487	212

Increase (decrease) in cash and cash equivalents	(4,049)	5,713	29,004	15,906
Cash and cash equivalents at beginning of period	58,602	19,227	25,549	9,034

Cash and cash equivalents at end of period	54,553	24,940	54,553	24,940

     Cash and cash equivalents represent cash and short-term investments less bank overdraft. Cash interest paid in the determination of the earnings (loss) for each of the periods ended September 30, 2002 and 2001 was $42.3 million and $43.0 million, respectively. Cash taxes for each of the periods ended September 30, 2002 and 2001 were taxes paid of $7.6 million and taxes recovered of $32.9 million, respectively.

EXTENDICARE INC.
Consolidated Balance Sheets
(unaudited)

(thousands of Canadian dollars)	September 30	December 31
	2002	2001

Assets
Current assets
Cash and short-term investments	54,561	26,491
Accounts receivable	184,870	194,412
Income taxes recoverable	10,518	8,352
Future income taxes	16,536	17,987
Inventories, supplies and prepaid expenses	19,972	15,227

	286,457	262,469
Property and equipment	918,747	968,202
Goodwill	114,792	115,196
Other intangible assets	7,177	8,705
Other assets	302,020	249,730

	1,629,193	1,604,302
Investment in Crown Life Insurance Company	119,479	135,944

	1,748,672	1,740,246

Liabilities and Shareholders’ Equity
Current liabilities
Bank overdraft	8	942
Accounts payable and accrued liabilities	315,468	306,825
Current maturities of long-term debt	5,736	23,128

	321,212	330,895
Accrual for self-insured liabilities	144,606	174,224
Long-term debt	826,015	788,354
Other liabilities	47,616	47,784
Future income taxes	51,120	48,293

	1,390,569	1,389,550
Share capital	318,292	325,005
Deficit	(29,293)	(44,108)
Foreign currency translation adjustment account	69,104	69,799

	1,748,672	1,740,246

EXTENDICARE INC.
Consolidated Statements of Deficit
(unaudited)

	Nine months ended
(thousands of Canadian dollars)	September 30

	2002	2001

Deficit
Balance at beginning of period	(44,108)	(5,661)
Earnings (loss) for the period	15,937	(43,266)
Purchase of shares in excess of book value/transfer of contributed surplus	(603)	(594)
Preferred share dividends	(519)	(805)

Balance at end of period	(29,293)	(50,326)

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

1. Basis of Presentation

The unaudited interim period consolidated financial statements of Extendicare Inc. have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include those of Extendicare Inc. and its subsidiaries (“Extendicare” or the “Company”). Health care operations are conducted through wholly owned subsidiaries Extendicare Health Services, Inc. (EHSI) in the United States, and Extendicare (Canada) Inc. (ECI) in Canada. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements, except for the policy changes described in Note 2. These unaudited interim period consolidated financial statements should be read together with the annual audited consolidated financial statements and the accompanying notes included in the Company’s 2001 Annual Report.

Certain reclassifications have been made to the prior period results to conform to the 2002 presentation.

2. Changes in Accounting Policies

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”, certain provisions of Section 1581 “Business Combinations” relating to goodwill and intangible assets, Section 3062 “Goodwill and Other Intangible Assets” and the revisions to Section 1650, “Foreign Currency Translation”. As at September 30, 2002, the adoption of these new policies has not resulted in any adjustments to the opening deficit position. The details of the accounting policy changes are noted below:

(A) Stock-based Compensation

The Company grants stock options from time to time to its employees. No compensation cost is recorded for these stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital. The pro forma effect of accounting for these awards under the fair value based method is presented in Note 9.

On August 8, 2002, the Company announced its intention to change its accounting policy with respect to stock option grants, whereby it would record such grants as an expense. Starting January 1, 2003, the Company will account for stock option grants under the fair value method, whereby compensation costs based on the fair value of the grants are recognized over the vesting period.

(B) Foreign Currency Translation

The revision to Section 1650 eliminates the deferral and amortization of foreign currency translation differences resulting from the translation of long-term monetary assets and liabilities denominated in foreign currencies. All such translation differences are now charged directly to income. The Company did not have any such amount deferred on its balance sheets as at December 31, 2001 or 2000, that would have required retroactive restatement.

(C) Business Combinations and Goodwill and Other Intangible Assets

Section 1581 requires that the purchase method of accounting be used for all business combinations and specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill.

Section 3062 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually by comparing the carrying value to the respective fair value in accordance with the provisions of Section 3062. Section 3062 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying values. The Company did not have any reclassifications between goodwill and other intangibles upon adoption of the new standards. The Company reassessed the useful lives and residual values of all intangible assets acquired with estimable useful lives and has made no change to the amortization periods. Amortization of goodwill has ceased. A reconciliation of the impact to reported prior period’s net income (loss) and per share amounts is presented in Note 8.

The Company has identified its reporting units and has compared the fair value of the reporting unit with its carrying value. In the first step of the procedure, to the extent the carrying amount of a reporting unit exceeds its fair value, an indication exists that the reporting unit goodwill may be impaired, and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the related carrying amount, both of which would be measured as of January 1, 2002. Any transitional impairment loss would be recognized when determined as a prior period adjustment to the opening deficit position at January 1, 2002. The Company has reviewed goodwill for impairment under the new policy and these tests indicate that no impairment currently exists, but no assurance can be given that impairment will not exist in the future.

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements cont’d

3. Property and Equipment

On May 31, 2002, Tandem Health Care, Inc. exercised its option to purchase seven properties that it leased from EHSI in Florida for gross proceeds of US$28.6 million, consisting of cash of US$15.6 million and US$13.0 million, five-year, 8.5% notes. EHSI’s carrying value of the seven facilities was $38.4 million (US$25.3 million). At the time of this transaction EHSI reviewed the levels of its overall reserves for losses related to its Florida operations, which reserves were initially established when EHSI decided to exit Florida. EHSI concluded, based on the facts known to it, that it should increase the overall reserve for Florida divestitures for defined claims and expenses in an amount equal to the excess of the gross sale proceeds over the adjusted carrying value of the assets sold to Tandem in order to cover these claims. Consequently, EHSI did not recognize any income to its statement of operations as a result of this transaction.

In February 2001, ECI finalized an arrangement to finance eight new Ontario nursing homes under the terms of a capital lease with Borealis Long-term Care Facilities Inc. for an estimated $125.4 million. To the end of September 2002, Borealis had funded $104.5 million, of which $20.6 million was during 2002. The amounts funded have been capitalized as property and equipment, offset by a capital lease obligation.

The Ontario Government is funding a portion of the construction costs over a 20-year period, with approximately $74.4 million to be received by ECI, related to the above eight nursing homes. As each facility opens, a receivable from the government is recorded to offset the cost of construction, and is discounted at a rate equivalent to the yield on a 20-year Ontario Government bond. As at September 30, 2002, six nursing homes have been completed, for which receivables of $28.1 million have been recorded at discount rates ranging from 6.20% to 6.50%. During the first nine months of 2002, $9.9 million of amounts receivable had been recorded as a reduction of property and equipment related to two nursing homes, one of which opened in January and the other in May.

In addition to the eight projects above, ECI has capital expenditure purchase commitments outstanding of $43.6 million related to three new Ontario nursing homes and is in the process of securing financing. The Company’s U.S. operations have capital expenditure purchase commitments outstanding of US$4.5 million.

4. Other Intangible Assets

Other intangible assets relate to leasehold rights, which are amortized over the term of the lease including renewal options. As at September 30, 2002 these assets had a gross carrying value of $18.6 million and accumulative amortization of $11.4 million, for a net book value of $7.2 million. The aggregate amortization expense for the nine months ended September 30, 2002 was $1.5 million.

5. Investments held for Self-insured Liabilities

The Company invests funds to support the accrual for self-insured liabilities. At the end of September 2002, these funds totalled $67.3 million. This amount was reported in other assets as compared to $45.5 million at the beginning of the year. At year end 2001, Extendicare Inc.’s wholly owned captive insurance company, Laurier Indemnity Company, Ltd., had an investment in EHSI Senior Subordinated Notes with a face value of $24.5 million (US$15.4 million) and a carrying value of $21.3 million (US$13.4 million). Accounting rules required that this intercompany investment be eliminated on consolidation, and therefore it was reflected as a reduction of long-term debt at year end. During the third quarter of 2002, Laurier sold its investment in the EHSI Senior Subordinated Notes to Extendicare Inc. Most of the risks that the Company self-insures are long-term in nature and accordingly, claim payments for any particular policy year occur over a long period of time. The Company believes that it has sufficient cash resources to meet its estimated current claims payment obligations.

6. Long-term Debt

At September 30, 2002, long-term debt of $826.0 million is reported net of $44.3 million (US$27.9 million) in EHSI Senior Subordinated Notes held directly by Extendicare Inc. The Company acquired the bonds at a discount, which is being amortized over the term to maturity of the bonds. At September 30, 2002, the discount recorded in accounts payable was $8.6 million.

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements cont’d

On June 28, 2002, EHSI completed a private placement of US$150 million in 9.5% Senior Notes due July 1, 2010 (the “Senior Notes”) in accordance with Rule 144A and Regulation S of the United States Securities Act of 1933, and are guaranteed by all existing and future subsidiaries of EHSI. The Senior Notes were issued at a discount of 0.25% from par to yield 9.54%.

EHSI used the proceeds of $235.6 million (US$149.6 million) to pay $11.2 million (US$7.1 million) of related fees and expense, retire $210.7 million of debt (US$133.8 million, consisting of US$127.5 million outstanding under its previous credit facility and US$6.3 million of other debt), and for general corporate purposes.

Also on June 28, 2002, EHSI entered into an interest rate swap agreement and an interest rate cap agreement. The swap arrangement is used to hedge a notional US$150 million of EHSI’s fixed-rate 9.35% Senior Subordinate Notes maturing in December 2007. Under the swap, the Company pays a variable rate of interest equal to the one month London Interbank Borrowing Rate (LIBOR) (1.82% at September 30, 2002), adjustable monthly, plus a spread of 4.805% and receives a fixed rate of 9.35% to maturity of the swap in December 2007.

The interest rate cap agreement also covers a notional amount of US$150 million maturing in December 2007. Under the cap agreement EHSI pays a fixed rate of interest equal to 0.24% and receives a variable rate of interest equal to the excess, if any, of the one month LIBOR, adjusted monthly, over the cap rate of 7%. A portion of the interest rate cap with a notional amount of US$32 million is designated as a hedging instrument (cash flow hedge) to effectively limit possible increases in interest payments under variable-rate debt obligations. The remainder of the interest rate cap with a notional amount of US$118 million is used to offset increases in variable-rate interest payments under the interest rate swap to the extent one month LIBOR exceeds 7%.

EHSI had hedged a portion of its previous variable-rate long-term debt through an interest rate swap with a notional amount of US$25 million maturing in February 2003. Upon refinancing of the debt, EHSI terminated this swap with a cash payment of $1.0 million (US$0.6 million). This amount and other deferred financing costs related to the previous credit facility, totalling $4.5 million, were written off in June 2002 and reported on the income statement as ‘loss from asset disposals and other items’. The after-tax amount of this item was $2.7 million or $0.04 per share.

Concurrent with the sale of the Senior Notes, EHSI established a new, five-year US$105 million senior secured revolving credit facility (the “Credit Facility”) that is used to support letters of credit and for general corporate purposes. Borrowings under the Credit Facility bear interest, at EHSI’s option, at the Eurodollar rate or the prime rate, plus applicable margins, depending upon EHSI’s leverage ratio.

The Senior Notes and the Credit Facility contain a number of covenants, including: restrictions on the payment of dividends by EHSI; limitations on capital expenditures, investments, redemptions of EHSI’s common stock and changes of control of EHSI; as well as financial covenants, including fixed charge coverage, debt leverage, and tangible net worth ratios. EHSI is required to make mandatory prepayments of principal upon the occurrence of certain events, such as certain asset sales and certain issuances of securities. EHSI is permitted to make voluntary prepayments at any time under the Credit Facility. The Senior Notes are redeemable at the option of EHSI starting on July 1, 2006. The redemption prices, if redeemed during the 12-month period beginning on July 1 of the year indicated, are as follows:

Year	Percentage

2006	104.750%
2007	102.375%
2008 and thereafter	100.000%

EHSI is in compliance with the financial covenants as of September 30, 2002.

EHSI has no independent assets or operations, the guarantees of the Senior Notes are full and unconditional, and joint and several, and any of EHSI’s subsidiaries that do not guarantee the Senior Notes are minor.

7. Share Capital

During the nine months ended September 30, 2002, the Company purchased 6,400 Class I Preferred Shares at a cost of $154,000 pursuant to the purchase obligation. Under the terms of a Normal Course Issuer Bid, the Company purchased and cancelled 1,351,700 Subordinated Voting Shares and 124,400 Multiple Voting Shares at a cost of $7.2 million. In addition, during the nine months, 24,375 Subordinate Voting Shares were issued on exercise of stock options for proceeds of $71,000. As a result of these transactions, the carrying value of capital stock declined by $6.7 million and the net cost of purchases in excess of the carrying value has reduced retained earnings by $0.6 million.

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements cont’d

As at September 30, 2002, 4,751,975 Subordinate Voting Shares have been reserved under stock option plans of which a total of 2,580,500 Subordinate Voting Shares have been granted. These options have exercise prices ranging from $2.37 to $15.60. During the nine months ended September 30, 2002, the Company granted 846,000 Subordinate Voting Shares with option prices ranging from $4.36 to $6.20, to expire in 2007, and 584,000 options expired and/or were cancelled.

8. Net Income Disclosure

The following provides a reconciliation of the impact of the new standard for goodwill and other intangible assets had the new standard been applied in the comparable prior year period.

	Three months ended		Nine months ended
(thousands of dollars)	September 30		September 30

	2002	2001	2002	2001

Reported net earnings (loss)	7,920	(33,812)	15,937	(43,266)
Add back:
Goodwill amortization	—	997	—	2,975

Adjusted net earnings (loss)	7,920	(32,815)	15,937	(40,291)

Basic and diluted earnings (loss) per share (dollars)
Reported	0.11	(0.47)	0.22	(0.61)
Adjusted	0.11	(0.46)	0.22	(0.57)

9. Pro Forma Net Earnings

The Company accounts for its employee stock option grants as capital transactions, whereby consideration paid by employees on the exercise of stock options is recorded as share capital. Section 3870 requires the disclosure of pro forma net income as if the Company had accounted for its stock options under the fair value method, whereby compensation costs based on the fair value of the grants are recognized over the vesting period. A summary of the pro forma impact on the consolidated statement of earnings is presented in the table below, and takes into account the impact of all stock options currently outstanding since the date of grant.

	Three months ended	Nine months ended
(thousands of dollars)	September 30, 2002	September 30, 2002

Net earnings for the period	7,920	15,937
Compensation expense related to fair value of stock options, after taxes of $nil	(389)	(998)

Pro forma net income for the period	7,531	14,939

Basic and diluted earnings per share (dollars)
Reported	0.11	0.22
Adjusted	0.10	0.20

The fair values of the options granted during the nine months ended September 30, 2002 have been estimated at the date of grant using the following assumptions: risk-free interest rate of 3.57% to 4.55%, dividend yield of 0%, expected volatility of 47.4% to 48.5% and an expected life of the options of 4 to 4.4 years.

10. Contingent Liabilities

In connection with its agreement to provide pharmacy services to EHSI, Omnicare, Inc. has requested arbitration for a lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled.

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements cont’d

11. Segmented Information

	Three months ended		Nine months ended
(millions of dollars)	September 30		September 30

	2002	2001	2002	2001

Revenue
United States	326.0	319.9	960.0	934.5
Canada	117.1	112.8	345.0	338.1

	443.1	432.7	1,305.0	1,272.6

EBITDA
United States	32.1	12.9	94.3	57.6
Canada	10.9	10.5	28.0	26.9

	43.0	23.4	122.3	84.5

Health Care Net Earnings (Loss)
United States	2.7	(39.0)	4.4	(57.0)
Canada	3.3	2.8	6.1	6.5

	6.0	(36.2)	10.5	(50.5)

(millions of dollars)	Sept. 30	Dec. 31
	2002	2001

Goodwill
United States (note)	114.5	114.9
Canada	0.3	0.3

	114.8	115.2

Health Care Assets
United States	1,340.3	1,324.4
Canada	288.9	279.9

	1,629.2	1,604.3
Investment in Crown Life	119.5	135.9

Total Consolidated Assets	1,748.7	1,740.2

Note: The change in United States goodwill relates to foreign currency translation of U.S. operations.

12. Subsequent Events

EHSI exercised its right to acquire seven nursing homes for US$17.9 million in a transaction that closed on October 18, 2002. The homes are located in Ohio and Indiana and have 902 licensed beds. EHSI has operated the facilities since 1980 under a lease agreement. The purchase price included cash of US$7.4 million and a US$10.5 million, 10-year note, which bears an interim interest rate of 10.5% that is subject to arbitration.

In November 2002, as a result of continuing unfavourable business conditions, management approved a plan to leave the British Columbia home health care market by winding down its ParaMed B.C. business through the transfer of existing contracts to either the Regional Health Authorities or other third parties by March 31, 2003. ParaMed Home Health Care Services operates five offices in B.C. In the nine months ended September 30, 2002, these operations provided 575,000 hours of service, generated revenue of $20.1 million and contributed approximately $0.2 million to net income on an after-tax basis, excluding an allocation of corporate head office costs. For the comparative nine months ended September 30, 2001, ParaMed’s B.C. operations provided 667,000 hours of service, generated revenue of $19.5 million and contributed approximately $0.4 million to net income on an after-tax basis, excluding an allocation of corporate head office costs. Depending on whether existing contracts are successfully transferred, the Company could incur costs to wind down operations of approximately $1.4 million, consisting primarily of labour related expenses and operating lease penalties.

Extendicare Inc. Facility Location and Resident Capacity

at September 30, 2002			Assisted Living and
	Nursing Centres		Retirement Centres		Hospitals/Units		Total

	Number of	Resident	Number of	Resident	Number of	Resident	Number of	Resident
By State/Province	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

United States
Pennsylvania	27	3,165	8	289	—	—	35	3,454
Massachusetts	5	606	—	—	—	—	5	606
Delaware	1	120	—	—	—	—	1	120

Ohio	30	3,114	3	165	—	—	33	3,279
West Virginia	1	120	—	—	—	—	1	120

Wisconsin	24	2,216	10	443	—	—	34	2,659
Minnesota	10	1,232	1	60	—	—	11	1,292

Indiana	17	1,812	3	133	—	—	20	1,945
Kentucky	18	1,510	1	39	—	—	19	1,549

Washington	15	1,479	8	381	—	—	23	1,860
Oregon	3	192	2	102	—	—	5	294
Idaho	2	179	—	—	—	—	2	179

Louisiana	3	567	—	—	—	—	3	567
Arkansas	1	96	3	181	—	—	4	277
Texas	—	—	2	110	—	—	2	110

Total United States	157	16,408	41	1,903	—	—	198	18,311

Canada
Ontario	38	5,727	2	251	1	120	41	6,098
Alberta	15	1,229	—	—	—	—	15	1,229
Saskatchewan	5	654	—	—	—	—	5	654
Manitoba	2	458	—	—	—	—	2	458
British Columbia	1	75	—	—	—	—	1	75

Total Canada	61	8,143	2	251	1	120	64	8,514

TOTAL	218	24,551	43	2,154	1	120	262	26,825

By Type of Ownership
United States
Owned	122	12,224	35	1,691	—	—	157	13,915
Leased	17	1,858	1	65	—	—	18	1,923
Managed	18	2,326	5	147	—	—	23	2,473

Total United States	157	16,408	41	1,903	—	—	198	18,311

Canada
Owned	52	6,936	1	149	—	—	53	7,085
Managed	9	1,207	1	102	1	120	11	1,429

Total Canada	61	8,143	2	251	1	120	64	8,514

TOTAL	218	24,551	43	2,154	1	120	262	26,825

Extendicare Inc. Financial and Operating Statistics
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30

	2002	2001	2002	2001

Components of Earnings (Loss) per Share
Health care operations, after preferred share dividends	$0.08	$(0.12)	$0.18	$(0.22)
Loss from asset disposals and other items	–	(0.38)	(0.04)	(0.49)
Share of earnings of Crown Life	0.03	0.03	0.08	0.10

	$0.11	$(0.47)	$0.22	$(0.61)

Cash Flow from Operations, before changes in Working Capital, per Share	$0.56	$0.20	$0.93	$0.66
U.S. Nursing Centre Percent of Revenue by Payor Source, same-facility basis
Private/other	19.4%	20.4%	19.2%	20.4%
Medicare	27.6	24.4	27.3	24.9
Medicaid	53.0	55.2	53.5	54.7
U.S. Nursing Centre Patient Days by Payor Source, same-facility basis (thousands)
Private/other	214.3	216.3	632.9	640.8
Medicare	156.6	130.2	454.0	390.7
Medicaid	804.6	805.6	2,376.0	2,370.0
Average Occupancy (excluding managed facilities)
United States nursing, same-facility	90.8%	88.1%	90.0%	87.7%
United States nursing and assisted living, same-facility	90.1	87.5	89.3	87.2
Extendicare Inc. total facilities in operation	92.5	90.3	91.7	90.0
Extendicare Inc. nursing and assisted living, same-facility	92.5	90.7	91.9	90.4
Average US/Cdn. Dollar Exchange Rate	1.5626	1.5451	1.5705	1.5380

Investor Information

Stock Exchange Listings	Transfer Agents
Toronto Stock Exchange	Computershare Investor Services, Inc.
New York Stock Exchange (EXE.A only)	Tel: (800) 564-6253
www.computershare.com

Shareholder Inquiries	Investor Relations
Jillian Fountain, Corporate Secretary	Wendy Smith
Tel: (905) 470-5534	Tel: (905) 470-5584
e-mail: jfountain@extendicare.com	e-mail: wsmith@extendicare.com

Visit Extendicare’s Website @ www.extendicare.com

Share Information

		Number	Closing Market
	Stock Symbol	Outstanding (1)	Value (1)

Subordinate Voting Shares	EXE.A	57,175,961	$4.35
Multiple Voting Shares	EXE	12,557,092	4.70
Class I Preferred Shares
Cumulative Redeemable, Series 2	EXE.PR.B	148,005	24.00
Adjustable Dividend, Series 3	EXE.PR.C	93,310	20.10
Adjustable Dividend, Series 4	EXE.PR.D	241,240	21.90
Class II Preferred Shares, Series 1	EXE.PR.E	382,979	16.00

At October 31, 2002, 2,545,000 Subordinate Voting Shares were outstanding under options.

(1)    At October 31, 2002, per the Toronto Stock Exchange.